Exhibit 99.1

News Release

July 31, 2026

TELUS reports second quarter 2026 financial and operational results and resets quarterly dividend to support deleveraging and fuel long-term growth

Dividend reset realigned with capital priorities with clear path to 3.0-times or lower leverage by year-end 2028

Dividend reinvestment plan discount to be removed effective October 1, 2026, reducing shareholder dilution

Vancouver, B.C. – TELUS Corporation (TSX: T, NYSE: TU) today released its unaudited results for the second quarter ended June 30, 2026. Concurrent with its quarterly results, TELUS is announcing three near-term strategic priorities, a reset of its quarterly dividend, planned removal of the dividend reinvestment plan (DRIP) discount and revised full-year financial guidance that reflects the company's financial priorities and its commitment to long-term value creation and balance sheet strength. An overview of TELUS’ second quarter 2026 results is discussed below.

Highlights

●	Introduced three near-term strategic financial and operational priorities to guide TELUS’ performance and capital allocation going forward including: Strengthen the financial foundation; Hone operational discipline and reinvest in the core business; and Deploy resources to drive profitable, sustainable growth and returns. See “Strategic Financial and Operational Priorities” below for further details.
●	Delivered mobile phone and internet net additions of 17,000 and 20,000, respectively, reflect a disciplined strategy prioritizing value-accretive customer growth; connected device net additions of 187,000.
●	Mobile network revenue of $1.7 billion is up 1 per cent year-over-year, supported by subscriber base growth and ARPU of $56.36, declining at a decelerating rate of 0.4 per cent through a focus on premium brand customer loading. Achieved blended mobile phone churn of 1.08 per cent, up from 1.06 per cent in the same period last year.
●	Net loss of $1.8 billion due to a pre-tax, non-cash intangible asset and goodwill impairment of $2.1 billion in the second quarter, reflecting a reduction in the recoverable amount of the TELUS Digital cash-generating unit. See “Second Quarter Financial Results Overview” below for further details.
●	Consolidated service revenue of $4.4 billion declined 1 per cent reflecting lower TELUS Digital growth, partially offset by continued mobile network revenue growth and higher TELUS Health revenues. Adjusted EBITDA of $1.8 billion declined 2 per cent, which reflects varied results across our reportable segments and lower real estate gains. See “Second Quarter Financial Results Overview” below for further details.
●	Capital expenditures of $678 million were recorded in the second quarter; full-year capital expenditures have been updated to approximately $2.6 billion, reflecting inflation and supply chain dynamics impacting customer premises equipment, strategic investment directed towards our sovereign AI data centres, including network infrastructure upgrades and site enablement, and additional investments directed towards customer base management; TELUS remains committed to its 10 per cent capital intensity target.
●	Cash provided by operating activities of $1.3 billion increased 15 per cent and free cash flow of $545 million is higher by 2 per cent, driven by decreased net income taxes paid and lower lease payments, partially offset by increased interest paid and lower Adjusted EBITDA.
●	TELUS’ Board of Directors declared a quarterly dividend of $0.1875 per common share, representing a reset of 55 per cent to an annualized amount of $0.75 per share, which is expected to generate approximately $2.7 billion in cumulative cash savings through 2028 directed toward debt reduction; the DRIP discount will be removed effective October 1, 2026.

●	Net debt to Adjusted EBITDA of 3.5-times at quarter-end; TELUS is targeting approximately 3.0-times or lower by year-end 2028, supported by organic free cash flow growth, the dividend reset, disciplined capital expenditures and proceeds from asset monetization processes currently underway.

●	Full-year consolidated service revenue guidance revised to a range of flat to negative 2 per cent; consolidated Adjusted EBITDA is now expected to be in a range of negative 2 to negative 4 per cent; and full-year free cash flow is anticipated to be approximately $1.8 billion. See “2026 Financial Outlook” below for further details.

"TELUS is built on a foundation of genuine strength – leading networks, sustained customer loyalty and growing expertise in health and AI-enabling capabilities that are increasingly central to how Canadians live and work. The macro environment has shifted and we are responding with clarity and discipline. Today we are announcing three strategic priorities that will strengthen our financial foundation, sharpen our operational focus and concentrate our resources on the opportunities where TELUS is best positioned to win – all in service of delivering long-term, profitable and sustainable growth," said Victor Dodig, President and Chief Executive Officer.

"I am proud to be working alongside our experienced and capable leadership team and our 100,000 passionate and professional team members across TELUS to execute on these strategic priorities, delivering improved experiences for our customers and opening opportunities for our people, and creating value for our shareholders. Our focus is on disciplined execution and ensuring maximum returns on every dollar of capital we deploy. Everything I have seen since stepping into this role has only deepened my conviction – in this team and the admirable culture they have built, as well as the bright future ahead for TELUS," said Mr. Dodig.

"The actions we are taking establish the financial conditions for strong, profitable growth and durable, compounding free cash flow growth," said Gopi Chande, Chief Financial Officer. "In combination, the dividend reset, termination of the DRIP discount and proceeds from our monetization initiatives provide a path to achieve our leverage and free cash flow objectives. Our commitment to reducing capital intensity, combined with a disciplined focus on operational efficiency across the business, reinforce that path further. The strategic changes we are making to how this company generates and deploys cash will compound to create lasting value for our shareholders."

Strategic Financial and Operational Priorities

With the TELUS PureFibre® network build approaching completion and capital intensity expected to decline over the multi-year horizon, TELUS has identified three near-term financial and operational priorities to guide its performance and capital allocation going forward. These are:

●	Strengthen the financial foundation. TELUS is prioritizing balance sheet flexibility and a sustainable capital returns framework. This includes reducing net debt to Adjusted EBITDA to approximately 3.0-times or lower by year-end 2028, supported by the dividend reset, disciplined capital expenditures and proceeds from asset monetization processes currently underway.
●	Hone operational discipline and reinvest in the core. TELUS will intensify its focus on deploying invested capital where returns exceed the cost of capital. This includes a cost transformation program designed to embrace technology, eliminate redundancy and sharpen the company's focus on customer service excellence and its core competitive strengths.
●	Deploy resources to drive profitable, sustainable growth and returns. TELUS will concentrate investment where it has the strongest competitive position and clearest path to returns – including its wireless and TELUS PureFibre networks, and the digital and AI infrastructure that supports Canada's technological independence and economic prosperity.

A more detailed outline of the capital returns framework and corporate strategy will be provided with TELUS' third quarter 2026 results in November.

Dividend Reset and Financial Policies

The TELUS Board of Directors declared a quarterly dividend of $0.1875 per share on the issued and outstanding Common Shares of the company payable on October 1, 2026, to holders of record at the close of business on September 10, 2026, representing a reset of 55 per cent to an annualized amount of $0.75 per share. The prior annualized amount was $1.6736 per share. The revised dividend is expected to generate approximately $2.7 billion in cumulative cash savings through 2028, directed toward deleveraging.

TELUS also updated its free cash flow dividend payout ratio to a range of 45 to 60 per cent of trailing 12-month free cash flow, from a prior range of 60 to 75 per cent of free cash flow on a prospective basis.

As part of resetting the dividend, TELUS has also terminated the DRIP discount, effective October 1, 2026. Shareholders currently enrolled do not need to take any action if they continue to participate in the DRIP; dividends will continue to be reinvested automatically under the revised terms.

The company had previously targeted net debt to Adjusted EBITDA of approximately 3.0-times or lower by year-end 2027. The revised timeline to year-end 2028 reflects the impact of competitive pricing pressure and reduced subscriber demand amid lower population growth on organic free cash flow generation. The 3.0-times or lower target itself is unchanged. TELUS expects leverage to decline sequentially in 2027 and 2028, supported by organic free cash flow growth, declining capital intensity, the dividend reset and proceeds from the strategic portfolio review processes currently underway.

Strategic Portfolio Review

TELUS is conducting a comprehensive review of its asset portfolio to optimize capital allocation, with proceeds from these processes directed toward debt reduction. As part of this effort, the company remains active in the market on TELUS Health-related non-core assets and is in discussions with interested parties. Similarly, the company is also advancing the monetization of non-core real estate assets. These initiatives are expected to drive further deleveraging and support the company’s long-term financial objectives. Additional details will be shared as notable developments arise.

Second Quarter Financial Results Overview

Consolidated operating revenues and other income were $4.9 billion, compared with $5.1 billion in the prior year, reflecting a consolidated service revenue decline of 1 per cent, as well as lower mobile equipment revenue and Other income. A decline in consolidated service revenue was largely as a result of: (i) lower external revenues in TELUS Digital; (ii) mobile phone ARPU declining at a decelerating rate; and (iii) declines in fixed legacy voice revenue. These factors were partially offset by: (i) mobile subscriber base growth; (ii) higher TELUS Health service revenues; (iii) increased fixed data services revenue; and (iv) greater agriculture and consumer goods services revenues. See 'Second quarter 2026 Operating Highlights' within this news release for a discussion on TELUS' reportable segment results for TTech, TELUS Health and TELUS Digital.

In the quarter, TELUS recognized a non-cash impairment of $2.1 billion relating to TELUS Digital, as the recoverable amount of the TELUS Digital cash-generating unit was less than its carrying amount as at June 30, 2026. See Note 18(b) of the interim consolidated financial statements for additional details. TELUS recognized a net loss of $1.8 billion and a basic loss per share of $1.17, reflecting the after-tax impacts of a decline in Operating income and greater Financing costs. When excluding certain costs and other adjustments (see 'Reconciliation of adjusted Net income' in this news release), compared to the same period last year, adjusted Net income of $254 million decreased by 26 per cent, while adjusted basic EPS of $0.16 was down 27 per cent. Adjusted Net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see 'Non-GAAP and other specified financial measures' in this news release.

Compared to the same period last year, consolidated EBITDA decreased by 5 per cent to $1.6 billion. Adjusted EBITDA declined by 2 per cent to $1.8 billion reflecting varied results across our reportable segments. See 'Second quarter 2026 Operating Highlights' within this news release for a discussion on segmented Adjusted EBITDA results.

Our TTech subscriber base of 17.9 million connections increased by 6 per cent over the past 12 months, reflecting a 1 per cent growth in our mobile phones subscriber base to 10.3 million, a 20 per cent increase in our connected devices subscriber base to 4.8 million, and a 3 per cent growth in our internet subscriber base to 2.8 million.

In TELUS Health, healthcare lives covered were 158.9 million as of the end of the second quarter of 2026, an increase of 1.8 million net of churn over the past 12 months, mainly reflecting growth in our family assistance programs across all operating regions, in addition to ongoing demand for virtual solutions.

Cash provided by operating activities of $1.3 billion increased by 15 per cent in the second quarter of 2026, primarily driven by other working capital changes, a decrease in income taxes paid, and lower restructuring and other costs disbursements. These factors were partially offset by an increase in interest paid and lower EBITDA. Free cash flow of $545 million increased by 2 per cent compared to the same period a year ago, largely driven by decreased net income taxes paid and lower lease payments, partially offset by increased interest paid and reduced EBITDA.

Consolidated capital expenditures of $678 million were flat in the second quarter of 2026. Capital expenditures in support of TTech operations of $614 million increased by $44 million, primarily from greater capital investments in developing new facilities to meet growing industry demand. TELUS Health capital expenditures of $44 million decreased by $15 million, largely driven by decreased investments in clinic expansions and business acquisitions. TELUS Digital capital expenditures of $34 million decreased by $9 million, mainly driven by prior year software license investment and decreased site expansions in Europe.

As at June 30, 2026, our 5G network covered approximately 34.2 million Canadians, representing over 92 per cent of the population.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended June 30		Per cent
(unaudited)	2026	2025	change
Operating revenues (arising from contracts with customers)	4,920	5,031	(2)
Operating revenues and other income	4,929	5,082	(3)
Total operating expenses	6,501	4,907	32
Net income (loss)	(1,830)	(245)	n/m
Net income (loss) attributable to common shares	(1,840)	7	n/m
Adjusted Net income(1)	254	342	(26)
Basic EPS ($)	(1.17)	–	n/m
Adjusted basic EPS(1) ($)	0.16	0.22	(27)
EBITDA(1)	1,588	1,679	(5)
Adjusted EBITDA(1)	1,777	1,812	(2)
Capital expenditures(2)	678	678	–
Cash provided by operating activities	1,342	1,166	15
Free cash flow(1)	545	535	2
Telecom subscriber connections(3) (thousands)	17,946	16,923	6
Healthcare lives covered (millions)	158.9	157.1	1

Notation used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS Accounting Standards and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences, as reported in the consolidated financial statements. Refer to Note 31 of the consolidated financial statements for further information.

(3)	The sum of active mobile phone subscribers, connected device subscribers and internet subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2026 with retrospective application to January 1, 2025, we have revised our subscriber reporting to apply a product-intensive focus on our core bundling foundation of mobility and internet and thus will no longer report TV, security and automation and residential voice subscribers. This change concentrates our disclosure on our core bundling foundation and enables us to better serve our customers, while supporting the migration from legacy products and services to integrated IP streaming, mobile-first connectivity, and smart home solutions. Effective January 1, 2026, we made certain subscriber adjustments on a prospective basis, reducing our subscriber base for mobile phones (18,000), connected devices (78,000) and internet (30,000). See Section 5.4 in our second quarter 2026 MD&A for further details.

Second quarter 2026 Operating Highlights

TELUS technology solutions (TTech)

●	TTech operating revenues (arising from contracts with customers) decreased by $54 million or 1 per cent in the second quarter of 2026, primarily reflecting lower mobile equipment revenue, as described below.

●	TTech EBITDA decreased by $22 million or 1 per cent in the second quarter of 2026, while TTech Adjusted EBITDA was relatively flat reflecting: (i) lower Other income, largely due to the impact of the comparative period’s non-recurring lease and other sublease revenue; (ii) mobile phone ARPU declining at a decelerating rate; (iii) lower B2B data services revenue; (iv) fixed legacy voice decline; (v) lower mobile equipment margins; (vi) increased costs of subscription-based licences and cloud usage; and (vii) lower residential internet revenue per customer. These factors were mostly offset by: (i) subscriber base growth across mobile and internet; (ii) cost reduction efforts, including workforce reductions and synergies achieved from the privatization of TELUS Digital; (iii) security and automation growth; (iv) TV growth; (v) lower bad debt expense; and (vi) increased agriculture and consumer goods margin as a result of growth in animal agriculture revenue. In addition to the drivers discussed within TTech Adjusted EBITDA above, EBITDA also reflected an increase in restructuring and other costs of $21 million in the second quarter of 2026, as a result of cost efficiency and effectiveness programs.

Mobile products and services

●	Mobile network revenue increased by $20 million or 1 per cent in the second quarter of 2026, largely due to growth in our mobile phone subscriber base, supported by ARPU declining at a decelerating rate.

●	Mobile equipment and other service revenues decreased by $65 million in the second quarter of 2026, due to a reduction in contracted volumes, partially offset by the impact of higher-value smartphones in the sales mix.

●	TTech mobile products and services direct contribution increased by $21 million in the second quarter of 2026, reflecting stronger mobile network revenue and subscriber base growth. These factors were partially offset by a decline in mobile equipment margin from lower contracted volumes, in addition to mobile phone ARPU declining at a decelerating rate.

●	Mobile phone ARPU was $56.36 in the second quarter of 2026, a decrease of $0.22 or 0.4 per cent, as the continued positive impact of ongoing efforts to moderate ARPU declines was offset by the adoption of base rate plans with lower prices in response to continuing competitive promotional pricing targeting both new and existing customers, a decline in roaming revenues, and the commoditization of telecommunications services in the public sector. We have noted sustained growth in the adoption of unlimited data and Canada-U.S.-Mexico plans, which generate higher and more stable ARPU on a monthly basis while also offering customers greater cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.

●	Mobile phone gross additions were 348,000 in the second quarter of 2026, reflecting a decrease of 28,000. This decrease was driven by a greater emphasis on premium and profitable loading.

●	Our mobile phone churn rate was 1.08 per cent in the second quarter of 2026, compared to 1.06 per cent in the second quarter of 2025. The increase was largely as a result of customer switching decisions in response to continuing marketing and promotional price competition.

●	Mobile phone net additions were 17,000 in the second quarter of 2026, a decrease of 38,000, driven by lower gross additions, prioritizing value-accretive customer growth.

●	Connected device net additions were 187,000 in the second quarter of 2026, an increase of 75,000, driven by lower deactivations in the transportation and connectivity industries.

Fixed products and services

●	Fixed data services revenues increased by $5 million in the second quarter of 2026, driven by growth in our internet subscriber base, and TV and security and automation revenues. This was partially offset by lower B2B data services revenue, and lower residential internet revenue per customer.

●	Fixed voice services revenues decreased by $13 million in the second quarter of 2026, reflecting the ongoing decline in legacy voice revenues. This was partially mitigated by the effects of our successful customer retention efforts.

●	Fixed equipment and other service revenues decreased by $6 million in the second quarter of 2026, driven primarily by lower premises equipment sales.

●	TTech fixed products and services direct contribution decreased by $4 million in the second quarter of 2026, primarily driven by legacy voice decline, lower B2B data services revenue, and lower residential internet revenue per customer. These factors were partially offset by continued growth in internet subscribers, security and automation, and TV from programming savings and higher revenue.

●	Internet net additions were 20,000 in the second quarter of 2026, a decrease of 7,000, primarily driven by higher internet churn, and lower gross loading.

Agriculture and consumer goods services

●	Agriculture and consumer goods services revenues increased by $5 million in the second quarter of 2026, largely as a result of growth in animal agriculture revenues.

TELUS Health

●	Health services revenues increased by $19 million in the second quarter of 2026, driven by: (i) global business acquisitions in employer solutions and retirement and benefits solutions, including the acquisition of Workplace Options in May 2025; and (ii) growth in payor and provider solutions, with strong performance in collaborative health records and an increase in recurring revenue related to our electronic medical records solutions, increased patient health records and health benefits management, and virtual pharmacy solutions. These factors were offset by an organic decline in employer solutions driven by the continued impact of prior year churn and pricing pressure.

●	TELUS Health direct contribution increased by $8 million in the second quarter of 2026, reflecting revenue growth as described above.

●	TELUS Health EBITDA decreased by $16 million or 17 per cent in the second quarter of 2026, while TELUS Health Adjusted EBITDA increased by $1 million or 1 per cent, reflecting revenue growth, as well as the ongoing realization of acquisition integration synergies. These factors were partially offset by higher indirect costs related to: (i) global business acquisitions; (ii) the scaling of our digital and security capabilities, inclusive of digital transformation; and (iii) higher regional marketing costs. The difference between the growth rate of EBITDA and Adjusted EBITDA is attributable to higher restructuring and other costs related to cost efficiency and effectiveness programs.

●	Healthcare lives covered were 158.9 million as of the end of the second quarter of 2026, an increase of 1.8 million, net of churn over the past 12 months, mainly reflecting growth in our EFAP across all of our operating regions, in addition to the ongoing demand for virtual solutions.

TELUS Digital

●	TELUS Digital operating revenues (arising from contracts with customers) decreased by $75 million in the second quarter of 2026, primarily attributable to: (i) client ramp-downs in our trust and safety service line, coupled with a one-time receipt in the comparative period resulting from a client’s change in contractual scope; (ii) client ramp-downs in our AI and data solutions service line; and (iii) an overall unfavourable foreign currency impact on our operating results, primarily due to the strengthening of the Canadian dollar against the U.S. dollar. This decrease was partially offset by an increase in service volume within our customer experience management service line.

●	TELUS Digital EBITDA decreased by $35 million in the second quarter of 2026, while TELUS Digital Adjusted EBITDA decreased by $17 million or 20 per cent. The decrease in EBITDA was primarily due to: (i) lower Operating revenues; and (ii) increased restructuring and other costs related to cost efficiency programs associated with client ramp-down from service delivery centres out of Europe.

2026 Financial Outlook

TELUS is providing the following updated financial guidance for the full year 2026:

2026 Guidance	Previous	Updated
Consolidated service revenue growth	2% to 4%	Flat to (2%)
Consolidated Adjusted EBITDA growth	2% to 4%	(2%) to (4%)
Capital expenditures	Approximately $2.3 billion	Approximately $2.6 billion
Free cash flow	Approximately $2.45 billion	Approximately $1.8 billion

Consolidated service revenue is now expected to be flat to negative 2 per cent for the full year, as positive trends in mobility are being offset by pressure in other parts of our business, including fixed data, TELUS Digital and slower than anticipated growth in TELUS Health.

Consolidated Adjusted EBITDA is now expected to decline by 2 to 4 per cent, reflecting lower revenue growth which no longer will offset the non-recurring benefits realized in 2025, including real estate gains, acquisition-related adjustments and favourable one-time expense reductions.

Capital expenditures for 2026 are now expected to be approximately $2.6 billion, reflecting inflation and supply chain dynamics impacting customer premises equipment, strategic investment directed towards our sovereign AI data centres, including network infrastructure upgrades and site enablement, and additional investments directed towards customer base management. These are factors specific to 2026 and are not indicative of a broader shift in capital discipline. TELUS remains committed to reducing capital intensity over the multi-year horizon and will provide an update on the next step-down with its third quarter 2026 results.

Free cash flow for 2026 is now expected to be approximately $1.8 billion, reflecting lower Adjusted EBITDA, higher capital expenditures and incremental cash restructuring charges of $100 million (relative to our first quarter update) associated with the cost transformation program.

Please see “Caution regarding forward-looking statements” below for a description of the assumptions on which our financial outlook is based and the risks that could cause our actual results to differ materially from this outlook.

Corporate and Community Highlights

TELUS continues to make significant contributions to the Canadian economy and the communities it serves. In the first half of 2026, TELUS paid, collected and remitted approximately $1.2 billion in taxes and regulatory fees to federal, provincial and municipal governments, invested $1.3 billion in capital expenditures primarily in communities across Canada, disbursed spectrum renewal fees in excess of $50 million to Innovation, Science and Economic Development Canada in the first half of 2026, and generated a total team member payroll of $2 billion. Since 2000, TELUS has remitted more than $50 billion in total taxes and spectrum fees and invested over $60 billion in Canadian infrastructure.

In May 2026, TELUS celebrated the 21st anniversary of its annual TELUS Days of Giving, with a record-breaking 100,000 volunteers participating in 35 countries. The TELUS Friendly Future Foundation supported 294,000 youth through nearly $4.5 million in cash donations and bursaries in the first six months of 2026. Since 2000, TELUS and its team members have contributed more than $1.85 billion in cash, in-kind contributions, time and programs to communities across Canada and around the world.

In the first half of 2026, TELUS was recognized as one of the top 10 most valuable brands in Canada by Brand Finance, named to the Corporate Knights Best 50 Corporate Citizens in Canada in third place, and ranked as the most sustainable North American telecommunications company by TIME Magazine.

Further details on TELUS' community investment programs, environmental sustainability initiatives, and social impact metrics are available in the Company's second quarter 2026 MD&A and at telus.com.

Access to quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, MD&A, financial statements, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ second quarter 2026 conference call is scheduled for Friday, July 31, 2026 at 12:30 pm ET (9:30 am PT) and will feature prepared remarks and a slide presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An archive of the webcast and presentation will be available on telus.com/investors and an audio recording will be available approximately 60 minutes after the call until October 1, 2026 at 1-855-201-2300. Quote conference access code 60535# and playback access code 60535#. A transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our revised full-year financial outlook (including guidance regarding capital expenditures and capital intensity, free cash flow, consolidated service revenue and consolidated Adjusted EBITDA); the expected results from our three strategic imperatives; expectations regarding our capital returns framework and corporate strategy, including capital intensity and investment plans; our dividend payout ratio range, expected impact of our dividend reset and the termination of the discount under our DRIP; our targeted net debt to Adjusted EBITDA ratio and expectations regarding leverage; and the results of our strategic portfolio review processes. Forward-looking statements are typically identified by the words, assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements. The assumptions on which our 2026 outlook is based, as described in Section 9 in our 2025 annual MD&A, remain the same, except for the updates below as well as our estimates regarding economic growth, inflation, unemployment and housing starts, as discussed in Section 1.2 in our second quarter 2026 MD&A.

●	Our restructuring and other costs assumption has been revised to approximately $900 million, from approximately $500 million. The increase is a result of expanded operational effectiveness programs to support EBITDA and cash flow growth. We estimate total cash restructuring and other disbursements of approximately $650 million, from approximately $450 million.

●	Our cash income tax payments assumption has been revised downward to a range of approximately $240 million to $340 million from a range of approximately $540 million to $620 million. This decrease was primarily due to higher refunds received, Canadian Bill C-15 receiving royal assent on March 26, 2026, and lower required income tax instalments attributable to lower income before income taxes.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	Regulatory matters. We operate in a number of highly regulated industries and conduct business in many jurisdictions and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in our 2025 annual MD&A and our second quarter 2026 MD&A;

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

●	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). The reduction in the number of new permanent and temporary residents in Canada may intensify competitive pressure. Different areas of our business including TELUS Health and TELUS Digital also face intense competition in the different markets in which we compete.

●	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market and AI, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

●	Security and data protection. Our ability to prevent, detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information and confidential data. The necessary use of sensitive personal information by our business may expose us to the risk of non-compliance with applicable law in a jurisdiction or compromise perceptions of our brand.

●	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to operational reliability, responsible AI usage, data privacy and cybersecurity, the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, the risk that we may not develop and adopt AI technologies effectively and could fail to achieve improved efficiency through our use of GenAI or that the use of AI could reduce demand for our services, and that regulation could affect future implementation of AI.

●	Climate and the environment. Natural disasters, pandemics, disruptive events and the effects of climate change may impact our operations, customer satisfaction and team member experience. Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

●	Operational performance, business combinations and divestitures, and TELUS Digital privatization. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share or in integrating acquisitions into our operations within expected timelines or at all, we may not realize the expected benefits of acquisitions, and integration efforts may divert resources from other priorities. There is no assurance that we will realize any or all of the anticipated benefits of the privatization of TELUS International (Cda) Inc. in the timeframe anticipated or at expected cost levels, that we will be able to drive cross-selling opportunities, or that our estimates and expectations in relation to future economic and business conditions and the resulting impact on growth and various financial metrics will prove to be accurate.

Risks relating to operational performance include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

We may not be able to deliver the service excellence our customers expect or maintain our competitive advantage in this area.

●	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

●	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability and churn. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

●	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

●	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned. We may be exposed to the risk of loss in relation to our investments if the business plans of our real estate joint venture developments are not successfully executed.

●	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our NCIB will be maintained, unchanged and/or completed.

●	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

●	The economy. Changing global economic conditions, including a potential recession and varying expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and changes in trade policies and agreements, including tariffs or trade restrictions, could increase our costs, disrupt our supply chains and adversely affect our operations and financial results. They present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and to consider substitution by lower-priced alternatives.

●	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

These risks and the assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2025 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company, or of our assumptions.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Forward-looking statements in this release, in particular regarding our financial outlook, are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2026 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We issue guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have standardized meanings, they might not be comparable to similar measures disclosed by other issuers. Securities regulations require that such measures be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered as alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended June 30
C$ millions	2026	2025
Net income (loss) attributable to Common Shares	(1,840)	7
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	189	104
Tax effects of restructuring and other costs	(23)	(25)
Real estate rationalization-related restructuring impairments	–	1
Long-term debt prepayment premium	51	–
Tax effect of long-term debt prepayment premium	(14)	–
Impairment of intangible assets and goodwill	2,135	285
Tax effect of impairment of intangible assets and goodwill	(219)	(13)
Income tax-related adjustments	(25)	(17)
Adjusted Net income	254	342

Reconciliation of adjusted basic EPS

	Three months ended June 30
C$	2026	2025
Basic EPS	(1.17)	–
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.12	0.07
Tax effect of restructuring and other costs, per share	(0.02)	(0.02)
Long-term debt prepayment premium, per share	0.03	–
Tax effect of long-term debt prepayment premium, per share	(0.01)	–
Impairment of intangible assets and goodwill, per share	1.36	0.19
Tax effect of impairment of intangible assets and goodwill, per share	(0.14)	(0.01)
Income tax-related adjustments, per share	(0.01)	(0.01)
Adjusted basic EPS	0.16	0.22

EBITDA (earnings before interest, income taxes, depreciation and amortization): We issue guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate Adjusted EBITDA by excluding items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three months ended June 30 (C$ millions)	2026	2025[1]	2026	2025[1]	2026	2025[1]	2026	2025	2026	2025
Net income									(1,830)	(245)
Financing costs									420	373
Income taxes									(162)	47
EBIT	764	812	(35)	(19)	(2,268)	(603)	(33)	(15)	(1,572)	175
Depreciation	526	535	15	10	50	56	—	—	591	601
Amortization of intangible assets	273	238	95	100	66	65	—	—	434	403
Impairment of intangible assets and goodwill	—	—	—	—	2,135	500	—	—	2,135	500
EBITDA	1,563	1,585	75	91	(17)	18	(33)	(15)	1,588	1,679
Add restructuring and other costs included in EBITDA	76	55	24	7	89	71	—	—	189	133
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,639	1,640	99	98	72	89	(33)	(15)	1,777	1,812

(1)	2025 results have been restated.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated statements of cash flows. It provides an indication of the amount of cash generated by operations that is available after capital expenditures and may be used for discretionary purposes, among other things, to pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended June 30, 2026			Three months ended June 30, 2025
(C$ millions)	Cash provided by operating activities	Difference	Free cash flow	Cash provided by operating activities	Difference	Free cash flow
EBITDA	1,588	—	1,588	1,679	—	1,679
Restructuring and other costs, net of disbursements	57	—	57	28	—	28
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment® mobile device financing	54	—	54	67	—	67
Effect of non-discretionary lease principal	—	(100)	(100)	—	(176)	(176)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	52	—	52	37	5	42
Net employee defined benefit plans expense	18	—	18	14	—	14
Employer contributions to employee defined benefit plans	(4)	—	(4)	(5)	—	(5)
Gain on contributions of real estate to joint ventures	(10)	10	—	—	—	—
(Income) loss from equity accounted investments	—	—	—	(2)	—	(2)
Interest paid	(450)	—	(450)	(308)	—	(308)
Interest received	20	—	20	17	—	17
Other	(30)	30	—	(23)	23	—
Other working capital items	59	(59)	—	(195)	195	—
Capital expenditures	—	(678)	(678)	—	(678)	(678)
	1,354	(797)	557	1,309	(631)	678
Income taxes paid, net of refunds	(12)	—	(12)	(143)	—	(143)
	1,342	(797)	545	1,166	(631)	535

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

	Three months ended June 30
C$ millions (unaudited)	2026	2025 (restated)	Per cent change
Mobile network revenue	1,743	1,723	1
Mobile equipment and other service revenues	433	498	(13)
Fixed data services(1)	1,175	1,170	–
Fixed voice services	157	170	(8)
Fixed equipment and other service revenues	135	141	(4)
Agriculture and consumer goods services	90	85	6
Operating revenues (arising from contracts with customers)	3,733	3,787	(1)
Other income	8	50	(84)
External Operating revenues and other income	3,741	3,837	(3)
Intersegment revenues	5	5	–
TTech Operating revenues and other income	3,746	3,842	(2)

(1)	Excludes agriculture and consumer goods services.

Operating revenues and other income – TELUS health segment

	Three months ended June 30
C$ millions (unaudited)	2026	2025	Per cent change
Health services	533	514	4
Health equipment	1	2	(50)
Operating revenues (arising from contracts with customers)	534	516	3
Other income	—	1	(100)
External Operating revenues and other income	534	517	3
Intersegment revenues	2	2	n/m
TELUS Health Operating revenues and other income	536	519	3

Operating revenues and other income – TELUS digital experience segment

	Three months ended June 30
C$ millions (unaudited)	2026	2025 (restated)	Per cent change
Operating revenues (arising from contracts with customers)	653	728	(10)
Other income	1	–	n/m
External Operating revenues and other income	654	728	(10)
Intersegment revenues	120	99	21
TELUS Digital Operating revenues and other income	774	827	(6)

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading Canadian communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 17 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. The TELUS PureFibre and 5G networks connect Canadians at home, at work and in the communities where they live.

TELUS Health is enhancing approximately 159 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients.

Since 2000, TELUS and our team members have contributed more than $1.85 billion in cash, in-kind contributions, time and programs to communities across Canada and around the world.

For more information, visit telus.com.

Investor Relations

Ian McMillan

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com